UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             ContinuCare Corporation
                             -----------------------
                                (Name of Issuer)

                                 Common Stock**
                                 --------------
                         (Title of Class of Securities)

                                    212172100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** In addition to common stock we also hold securities convertible into common stock

-------------------                                            -----------------
CUSIP No. 212172100                   13G                      Page 2 of 3 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pecks Management Partners Ltd.                    11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
           Not applicable
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            8,511,582
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 8,511,582

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,511,582

---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [  ]
           Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           20.88%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA

---------- ---------------------------------------------------------------------

                         PECKS MANAGEMENT PARTNERS LTD.

                                                                     PAGE 3 OF 3


Item 1a.            ContinuCare Corporation
Item 1b             80 SW 8th Street, 23rd Floor
                    Miami, FL 33131

Item 2a             Pecks Management Partners Ltd.
Item 2b             One Rockefeller Plaza, Suite 900
                     New York, NY  10020

Item 2c             New York

Item 2d             Common Stock*
                    *In addition to common stock we also hold securities convertible into common stock

Item 2e             CUSIP: 212172100

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4              a    8,511,582
                    b    20.88%
                    ci   8,511,582
                     ii  Not Applicable
                     iii 8,511.582
                     iv  Not Applicable

Item 5              Not applicable

Item 6              Shares as to which this schedule is filed are owned by four
                    (4) investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below.

                    Delaware State Employees' Retirement Fund

Items 7-9           Not applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                        February 12, 2002

                                        /s/ Robert J. Cresci
                                        ------------------------------
                                        Robert J. Cresci
                                        Principal